FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

December 22, 2003

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-__________________

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: December 22, 2003	By
	Name:	Susan M. Henderson
	Title:	Deputy Company Secretary

List of exhibits to the FORM 6-K dated December 19, 2003

1. Schedule 11 — Notification of Interests of Directors, December 19, 2003

Exhibit 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Amersham plc

2)	Name of director

Sir William Martin Castell, Giles Francis Bertram Kerr and Andrew Carr

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mourant and Co Trustees Limited as Trustees of the Amersham plc Employee Share Option Trust of which the said directors are potential beneficiaries.

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of 96,354 ordinary shares in Amersham plc by the Employee Benefit Trust (“the Trust”) to participants in the Amersham plc Long Term Incentive Plan including Sir William Martin Castell, Giles Francis Bertram Kerr and Andrew Carr following vesting of share awards.

The directors named in paragraph 2 above are amongst the potential beneficiaries of the Trust and are regarded for Companies Act purposes as ceasing to be interested in the ordinary shares in Amersham plc which have been released from the Trust other than as set out below. The Trust continues to hold 391,534 ordinary shares in Amersham plc which are held for the benefit of other employees of Amersham plc as well as the said directors, who are regarded for Companies Act purposes as remaining interested in all the Amersham plc ordinary shares held by the Trust. Despite the technical interest in the shares, a director will only be entitled to receive that number of shares to which he or she would be entitled on exercise of an award or option which has been granted to him.

Of the 96,354 ordinary shares released from the Trust 55,720 ordinary shares were transferred to Sir William Castell, Giles Francis Bertram Kerr and Andrew Carr following the vesting of share awards granted to them on 31 March 2000 pursuant to the rules of the Amersham plc Long Term Incentive Plan, which directors have become unconditionally entitled to such ordinary shares of Amersham plc, and are therefore regarded for Companies Act purposes as becoming interested in such ordinary shares.

7)	Number of shares/amount of stock acquired

Sir William Martin Castell	29,878 ordinary shares
Giles Francis Bertram Kerr	17,461 ordinary shares
Andrew Carr	8,381 ordinary shares

8)	Percentage of issued class

Sir William Martin Castell	0.00423%
Giles Francis Bertram Kerr	0.00248%
Andrew Carr	0.00119%

9)	Number of shares/amount of stock disposed

See paragraph 6

10)	Percentage of issued class

N/A

11)	Class of security

Ordinary Shares of 5p each

12)	Price per share

N/A

13)	Date of transaction

19 December 2003

14)	Date company informed

19 December 2003

15)	Total holding following this notification

Sir William Martin Castell	318,056 ordinary shares
Giles Francis Bertram Kerr	41,878 ordinary shares
Andrew Carr	10,339 ordinary shares

16)	Total percentage holding of issued class following this notification

Sir William Martin Castell	0.451%
Giles Francis Bertram Kerr	0.006%
Andrew Carr	0.001%

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Susan M Henderson 01494 542063

25)	Name and signature of authorised company official responsible for making this notification

Date of Notification 19 December 2003

Susan Margaret Henderson, Deputy Company Secretary